Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following is a script of a conference call held on February 9, 2004 regarding Juniper Networks, Inc.’s proposed acquisition of NetScreen Technologies, Inc.

CONFERENCE CALL

RANDI FEIGIN INTRODUCTION

•	Good morning everyone and welcome to Juniper Networks conference call regarding our intent to acquire NetScreen Technologies.

•	This is Randi Paikoff Feigin – VP, Investor Relations for Juniper Networks and with me today from Juniper Networks are Scott Kriens, Chairman & CEO, Marcel Gani, CFO, and from NetScreen Technologies, Robert Thomas, President and CEO.

•	If you have not yet seen the press release it can be retrieved at www.Juniper.net or off of First Call or Business Wire.

•	First, Scott will discuss what we did and why we did it and then Robert will discuss how we will make it work.

•	Before I turn the call over to Scott and Robert, I’d like to remind you that the matters we will be discussing today will include forward-looking statements, and as such are subject to the risks and uncertainties that we discuss in detail in our Forms 10K and 10Q filed with the SEC, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking

statements.	Juniper Networks assumes no obligation and does not intend to update these forward-looking statements.

•	I will now turn it over to Scott.

SCOTT KRIENS:

•	Thanks Randi, and good morning to everyone. Today is a game-changing day in the networking industry, with opportunities for our customers, employees, and our partners to dramatically increase the value we create together. So there’s a lot to talk about, and we’ll do our best to bring you the key factors in this deal. I’d like to cover several things, beginning with some facts associated with the announcement, and then answering the questions of why we have done this deal, and how we will execute. I will also ask Robert Thomas, NetScreen’s CEO, to discuss his perspective on the deal as well.

•	So first, to the news. As we announced today we have signed an agreement to acquire NetScreen Technologies in a stock for stock merger transaction. Based upon Junipers closing stock price of $29.47 on February 6, 2004, the deal has an approximate value of $4 billion. Juniper’s stock will be exchanged for NetScreen’s stock at a fixed exchange ratio of 1.404 shares of Juniper Networks common stock for each outstanding share of NetScreen Technologies common stock. Financially, given the strength of both companies, upon closing, the transaction would be accretive to Juniper on a non-GAAP basis, excluding purchase accounting adjustments.

•	NetScreen brings approximately 900 people to Juniper, with offices around the world. This team will join with the approx 1600 people of Juniper today, and we will continue to deliver the full product lines of both companies. We will also leverage the complementary and comprehensive, best-in-class security capabilities of Netscreen, the networking systems of Juniper, and the customer opportunities of both companies, to bring a level of integrated network security solutions to the market providing a suite of products and services to customers that will be unmatched. Though we might see some opportunity for cost savings, it is not the motivation behind the acquisition, and I will talk more about the drivers for this decision in a few minutes.

•	Organizationally, our priority is to protect and deliver on the commitments to the customers of both companies, and as such we will be designing a team that maintains the focus on those goals. The leadership team and the employees of Netscreen are central to the value of this transaction, and the management teams of both companies will be working between now and the close of the transaction, and beyond, to deliver a portfolio of products and services to our customers that fully leverages the talent, the respective customer bases, and the underserved market opportunity that drove this deal to begin with.

•	So, let’s answer the first question first – why this deal and why now? In simplest terms, it’s time to lead, and there’s no better way to lead than to match strength with strength. I talked on our earnings call about the strength of Juniper’s business and the potential that we see for our portfolio in our market. As we stated, it’s good and getting better. And Netscreen is one of the few, and maybe the only, technology company, to grow its business every quarter, without exception, for the last three years, right through the downturn. We each solve critical and distinct problems for our customers. At Juniper, it’s the network infrastructure, the backbone and edge services solutions that customers bet their businesses on every day. For Netscreen, it’s the security that is mission critical to their customers, and absolutely fundamental to the growth and importance of networking between living rooms, boardrooms, customers, suppliers, partners, and employees. Both companies serve the same priorities - mission critical networks. Networks that need the highest levels of reliability, security, performance, and intelligence, to deliver the unique requirements of each user across a unified infrastructure. Both companies have excelled at building solutions and successfully delivering those solutions to market. Both companies have consistently led their fields and continue to do so. Both companies have mastered the ability to deliver comprehensive solutions to complex fast moving problems, where those problems and opportunities are strategic to our customers.

•	And this probably best highlights why we are making this acquisition – it’s a natural extension of the success of both companies in their previously independent initiatives. The majority of Junipers success has been achieved in what traditionally has been called the service provider or carrier market, while the majority of Netscreen’s success has been realized in what has traditionally been called the enterprise marketplace. But these are outdated distinctions. The market is better defined as the requirement for mission critical networks. At Juniper these include networks for customers like Verizon, Deutsche Telekom, NTT, and other service providers, but it also includes networks for the Department of Defense, Bloomberg, Abilene and State of Delaware as well as other leading financial institutions around the world.

•	At Netscreen these customers include Merrill Lynch, Aurora Health and McDonalds, but they also include SBC, Bell Canada, Telecom Italia and China Unicom. The point is this – we are addressing similar needs – mission critical networks that our customers depend on to run their businesses, whether as user or operators.

•	We see the networking market as dividing into three markets - devices on one end, transport facilities on the other end, and packet handling in the middle. We all see an exploding number and type of devices being delivered today, from stereos that download music in living rooms to a myriad of devices in a corporate employee population that manage information so that people can run their businesses. These devices all network, and they do so by sending packets on their way from source to destinations, with requirements for varying levels of performance and quality, and all of it must be secure and it must be reliable. That’s the job of the packet handling solutions in the middle, to deliver the guaranteed user experiences that device holders expect when they push the button. And that’s the market and the opportunity for us. This is exactly the leverage that Juniper and Netscreen have in this combination. We are both the best in the world at different, but critical elements of packet handling. Combined we will secure and deliver the packets to the transport infrastructure that connects us all together. Fortunately for us all, there has been hundreds of billions of dollars spent on deploying fiber optic infrastructure all around the world, and the sophistication and capability of the devices that we all use every day is increasing at a rapid rate.

•	Juniper and Netscreen will serve together customers who need to connect all those devices to all that network capacity. And to the question of enterprise vs. carrier, private networking vs. public networking – it doesn’t matter, because the distinction is going away. The distinction is not physical it’s virtual. Physical facilities will be owned on campuses by corporations and across oceans by carriers. That’s not the opportunity. The opportunity is in virtually managing those physical facilities for the benefit of the ultimate end users – you and I in our homes, and employees in their offices, and none of us care about the physical plant. We care that our packets get to their destinations only because we expect to have a user experience through the use of our device and realize value by the connection of that device to its destination in a reliable, predictable and secure way.

•	We are doing this deal because there is an opportunity to deliver more value to our customers. And they in turn can deliver more to their customers. Whether our customer is the operator of a public network, or the CIO whose customer is the user of a corporate network, if the network is mission critical, and the security is not optional, we will have a better answer.

•	I’d like to ask Robert to add a few comments here and to give his perspective on the fit between the companies and how we will make it work. Robert....

ROBERT THOMAS:

•	Thanks Scott, and good morning. I’d like to start by giving you an overview of NetScreen, our products and our view of this combination.

•	Over the past seven years, we have built NetScreen into a leading provider of network security. NetScreen has redefined the security market, delivering innovative and scalable network security solutions that empower enterprises and carriers to secure their networks without compromising on performance, security, availability, or cost. Customers use NetScreen solutions to secure networks that face increasing security threats, as well as to address evolving network environments and new business requirements. NetScreen has set itself apart from the competition by delivering security solutions that meet the changing needs of the most demanding network environments.

•	Historically we have focused on serving the large enterprise and service provider markets and just last week we announced a new medium enterprise initiative.

•	Adding NetScreen to Juniper will bring an entire new dynamic to the network security market. Much of the rationale for this union comes from the similarities and synergies between these two companies. Both companies have focused and have proven their ability to execute.

•	Through this combination we will create a market leader with the ability to accelerate the deployment of comprehensive, best in class mission critical networking solutions. Together we will posses the required technology, critical mass and vision to become the networking supplier of choice.

•	In addition to the obvious strategic fit, I am delighted that the companies share so many common values and importantly, the cultural fit seems perfect too. This is an exciting combination of two very innovative successful companies and I think the potential is tremendous. Both companies have leading-edge technology in growing markets, which will put the combined organization in a truly unique position in today’s technology landscape. I think we all know that ultimately it’s the people behind the technology that makes a company successful and this team has a proven track record of success and is respected throughout the industry. I, my management team and the rest of the NetScreen team eagerly look forward to becoming part of the Juniper family and contributing to its strategy and execution. I believe this combination will create a very powerful force within the networking and security sector as we continue to lead innovation.

•	Now I’ll turn it back over to Scott.

SCOTT KRIENS:

•	Thank you Robert. I’d like to make a few summary observations:

•	First, some housekeeping on current status and schedule –

•	We are announcing today only the signing of an agreement. It will be in the second quarter that we anticipate closing this transaction and going to work as a combined company, subject to the approval of the stockholders of both companies, regulatory approvals and other closing conditions. When we close, and implement the plans that will be fully prepared by that date, we will talk in more detail about the specific opportunities we see, and the strategies we will have put in place. As with prior acquisitions we will be unambiguous about our purpose and our commitments.

•	And finally, to the marketplace and why the opportunity in the networking industry is so compelling to us today. The networking market has been whipsawed over the last few years and I believe this has left many people, investors, and companies, a bit disoriented by the changes. First, we saw rampant speculation which drove over investment and expectations that were impossible to meet. It was thought that a multi-hundred billion dollar industry would change almost overnight, and it didn’t. Then when those expectations weren’t met, some thought it was all hype and that the market wasn’t there at all, and that’s not true either. Meanwhile users just kept adding to their use of networks and sending more and more packets. We still see today a growth in network traffic of 75-100% per year.

•	But the boom and then the bust have confused market participants as to where the opportunities are to be found. And this is where the answer to the question – why is Juniper making this move now? – can be found as well. It’s time to lead! We see clearly the opportunity. Our customers are urgently describing it to us every day. They need more secure networks, they need network services they can count on, they need intelligent ways to use their networks to improve their business and their lives. This is not confusing to them. How to do it, and who they can count on, especially when the needs are complex and changing rapidly, is less clear.

•	Leadership and innovation translated into opportunity is what both Netscreen and Juniper have always been about. It is why the two companies separately have achieved so much, and it is exactly why we will achieve so much more together. The time to lead this market is now, the requirements are clear, the opportunities are there to be served, and the number of companies who can combine the ability to execute with the capability to deliver, are very few.

•	So now is the time and the people of our two companies, which represent the team, that we will capitalize. The motivation for this acquisition is acceleration. Each company has an addressable market of $4-5B and together we accelerate the ability of the company to capture the $10B of demand that is today largely not efficiently addressed by others. And we will do it together with the same culture that has created the separate success of both companies – relentless execution. Laser focus. Financial fundamentals. Commitment to our customers and to each other.

•	As I mentioned, all of the final details will be communicated when we have closed the transaction. In the meantime, both companies have implemented businesses to run, and plans to prepare for integration. We will be back with those plans and the commitment to focus and execute against them, and I remain very confident of our ability to demonstrate these abilities as we always have.

•	With that, I’ll turn it back over to Randi and we will take questions from the audience......

RANDI FEIGIN Q&A

•	Operator, please instruct the audience regarding the queuing process.

•	Q & A

RANDI FEIGIN Closing Remarks

•	Thank you operator.

•	We would like to thank you for your participation today.

•	There will be an audio replay available of this call in the Investor Relations section of Junipers website as well as NetScreens web site. You can also call the replay at 800-633-8284 (or 402-977-9140) and enter the reservation number, 21185509, through February 16th.

•	If you have any additional questions please feel free to call the Investor Relations or Public Relations department.

•	Again, thank you for your participation on the call today.

Forward-Looking Statements

     This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; the timing of the closing of the transaction; the integration of the two companies; the expectation that the transaction would be accretive to Juniper Networks; opportunities for cost savings; the products, technologies, customers, employees and management of Juniper Networks, NetScreen Technologies and the combined company; opportunities for customers, employees and partners; markets, market opportunities and market positioning and leadership for Juniper Networks, NetScreen Technologies and the combined company; the networking industry; strategies, opportunities and plans of the combined company and the ability of the combined company to achieve such strategies and plans and benefit from such opportunities. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of Juniper Networks and NetScreen Technologies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of NetScreen Technologies’s operations, technologies, employees and management with those of Juniper Networks; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies and other actions by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’s and NetScreen Technologies’s most recent filings with the Securities and Exchange Commission. Juniper Networks and NetScreen Technologies undertake no obligation and do not intend to update these forward-looking statements.

Additional Information And Where To Find It

     Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

     Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange

Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

     NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.